

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2013

Via E-mail
Thomas H. Pike
Chief Executive Officer
Quintiles Transnational Holdings Inc.
4820 Emperor Blvd.
Durham, NC 27703

     Re: Quintiles Transnational Holdings Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed April 19, 2013
              File No. 333-186708

Dear Mr. Pike:

     We have reviewed your amended registration statement and correspondence dated April 19, 2013 and April 23, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended registration statement, we may have additional comments.

Quintiles Transnational Holdings Inc. Correspondence Dated April 23, 2013

1. We note your proposed disclosure explaining, in part, preliminary financial results for the quarterly period ended March 31, 2013. Please revise your disclosure to clarify why net new business, service revenue and income from operations for Integrated Health Services all declined for the period. Additionally, please confirm your understanding that should full financial statements become available before effectiveness, you must update the filing to include full results even if you are not required to update.

Risk Factors, page 17
"The relationship of backlog to revenues varies over time," page 18

2. We have reviewed your response to prior comment 1. Please expand your disclosure to restore the fact that your December 31, 2012 backlog included a higher concentration of projects in the planning and start up stages than your backlog at the beginning of 2012 and that these stages typically generate revenue at a slower rate than projects that are in more advanced stages of their life cycle.

"Our business depends on the continued effectiveness and availability of our information systems…," page 19

3. In your response to prior comment 2, you indicate that you have not experienced any security breaches, cyber attacks or other similar events that are individually, or in the aggregate, material to the company. Based on your response, it appears that you may have experienced cybersecurity incidents that have not been material to your business. If true, please expand your disclosure to state this fact in order to provide the proper context. You may include language that indicates that the attacks or incidents were mitigated.

Use of Proceeds, page 38

4. You disclose that you intend to use $25.0 million to pay a one-time fee to terminate your management agreement with Dr. Gillings and your Sponsors. Based on the agreement filed as Exhibit 10.58, the termination fees under this agreement total $26.5 million. Please confirm that you are not using proceeds to pay this additional $1.5 million termination fee and expand your disclosure accordingly. Alternatively, please revise your disclosure to clarify that you are using $26.5 million of the proceeds to pay the termination fee.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies
Share-Based Compensation Expense
Offering Price, page 78

5. Please refer to your response to our prior comment 6. Please provide quantitative and more robust qualitative disclosures explaining the difference between the estimated offering price and the March 31, 2013 valuation.

Executive Compensation
Compensation Paid to Board Members, page 164

6. Please file a copy of your director compensation plan as an exhibit to your next
    registration statement.

Certain Relationships and Related Person Transactions
Management Agreement, page 168

7. Please expand your disclosure to disclose the allocation of the $25 million of termination
    fees to each of the related persons. In addition, please expand your disclosure to disclose
    the additional $1.5 million termination fee payable to GF Management Company or
    cross-reference your disclosure concerning this payment on page 170.

Shares Eligible for Future Sale, page 190

8. Please file copies of your lock-up agreements as exhibits to your registration statement or
    confirm that the lock-up agreements will be filed as exhibits to your underwriting
    agreement.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if
you have questions regarding comments on the financial statements and related matters. Please
contact Austin Stephenson, Staff Attorney, at (202) 551-3192, Jennifer Riegel, Special Counsel,
at (202) 551-3575, or me at (202) 551-3715 with any other questions.

                                        Sincerely,

                                        /s/ Jeffrey P. Riedler

                                        Jeffrey P. Riedler
                                        Assistant Director

cc: Via E-mail
        Amy M. Batten, Esq.
        Smith, Anderson, Blount, Dorsett,
        Mitchell & Jernigan, L.L.P.